Exhibit 99.1

FOURTH QUARTER 2012
EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS FOURTH QUARTER AND RECORD 2012 RESULTS

All amounts are in Canadian dollars and are based on our audited Annual and unaudited Interim Consolidated Financial Statements for the year ended October 31, 2012 and related notes prepared in accordance with International Financial Reporting Standards (IFRS). Our 2012 Annual Report (which includes our audited annual Consolidated Financial Statements and accompanying Management’s Discussion & Analysis), our 2012 Annual Information Form and our Supplementary Financial Information are available on our website at rbc.com/investorrelations.

TORONTO, November 29, 2012 – Royal Bank of Canada (RY on TSX and NYSE) today reported record net income of $7.5 billion for the year ended October 31, 2012, up $1.1 billion or 17% from the prior year. Earnings from continuing operations of $7.6 billion were up $620 million or 9% from the prior year. Our results reflected record earnings in Personal & Commercial Banking, Capital Markets and Insurance.

“Our record earnings from continuing operations of $7.6 billion this year were driven by exceptional growth in Canadian Banking, Capital Markets and Insurance, demonstrating the earnings power of our diversified business model,” said Gord Nixon, RBC President and CEO. “This year, we extended our leadership position and executed our long-term growth strategy while maintaining our prudent risk and disciplined cost management.”

Strong volume growth across all of our Canadian banking businesses, higher fixed income trading and corporate and investment banking results, and improved claims experience in Insurance drove our strong earnings this year. These results were partially offset by higher costs in support of business growth, moderated by our cost management initiatives, and increased provision for credit losses (PCL) in our wholesale and Caribbean portfolios.

2012 compared to 2011

•    Net income $7,539 million (up 17% from $6,444 million)

•    Diluted earnings per share (EPS) of $4.93 (up $.74 from $4.19)

•    Return on common equity (ROE) of 19.3% (up from 18.7%)

•    Tier 1 capital ratio was 13.1%

Continuing operations: 2012 compared to 2011 • Net income $7,590 million (up 9% from $6,970 million) • Diluted EPS of $4.96 (up $.41 from $4.55) • ROE of 19.5% (down from 20.3%)

Q4 2012 Performance

“We ended the year strongly with results of over $1.9 billion in the fourth quarter driven by solid earnings from most of our businesses including another quarter of over $1 billion in earnings from Canadian Banking,” Nixon said. “While the financial industry is expected to face headwinds in 2013, we are confident in our ability to weather these challenges given our strong financial and competitive position.”

Q4 2012 compared to Q4 2011 • Net income $1,911 million (up 22% from $1,571 million) • Diluted EPS of $1.25 (up $.23 from $1.02) • ROE of 18.7% (up from 17.1%)	Continuing operations: Q4 2012 compared to Q4 2011 • Net income $1,911 million (up 19% from $1,609 million) • Diluted EPS of $1.25 (up $.20 from $1.05) • ROE of 18.7% (up from 17.5%)

Earnings of $1,911 million, up $340 million or 22% from last year. Earnings from continuing operations were up $302 million or 19%, driven by stronger fixed income trading results reflecting improved market conditions as compared to challenging markets in the prior year. Solid volume growth across all our Canadian banking businesses, along with stable margins and positive operating leverage, and lower claims costs in Insurance also contributed to the increase. We had higher provisions this quarter, reflecting a single account in our wholesale portfolio and increased provisions in our Canadian personal and business lending portfolios.

Q4 2012 compared to Q3 2012 • Net income $1,911 million (down 15% from $2,240 million) • Diluted EPS of $1.25 (down $.22 from $1.47) • ROE of 18.7% (down from 22.7%)	Q4 2012 compared to Q3 2012, excluding noted items(1) • Net income $1,911 million (down 3% from $1,978 million) • Diluted EPS of $1.25 (down $.04 from $1.29) • ROE of 18.7% (down from 19.9%)

Earnings were down $329 million or 15% from the prior record quarter. Excluding certain items which had a favourable net impact of $262 million last quarter, net income was down $67 million or 3%(1). We had higher earnings in all of our retail segments, including lower claims costs in Insurance, higher average fee-based client assets and transaction volumes in Wealth Management, and volume growth in Canadian Banking. These results were more than offset by other net favourable tax adjustments in Corporate Support in the prior quarter.

[1]

Q3/12 results included a favourable adjustment of $125 million ($92 million after-tax) related to a change in estimate of mortgage prepayment interest, a release of $128 million of tax uncertainty provisions and interest income of $72 million ($53 million after-tax) related to a refund of taxes paid due to the settlement of several tax matters with the Canada Revenue Agency (CRA) and a loss of $12 million ($11 million after-tax) related to our acquisition of the remaining 50% interest in RBC Dexia (RBC Investor Services). These measures are non-GAAP. See Key Performance and Non-GAAP Measures section of this Earnings Release for additional information.

Q4 2012 Business Segment Performance

Reflects the strategic realignment of certain business segments, announced on September 11, 2012 and effective October 31, 2012(1) .

Personal & Commercial Banking net income was $1,034 million, up $87 million or 9% from last year driven by solid volume growth and a lower effective tax rate in Canada, partially offset by increased costs in support of business growth and higher PCL largely in our Canadian business lending portfolio. We also achieved positive operating leverage of 1.8% in Canadian Banking. Compared to last quarter, net income was down $68 million or 6%. Excluding the prior quarter mortgage prepayment interest adjustment, net income was up $24 million or 2%(2) , driven by volume growth in Canadian banking.

Wealth Management net income was $207 million, up $28 million or 16% from last year and up $51 million or 33% from the prior quarter. Our results were driven by higher average fee-based client assets, higher transaction volumes and the increase in the fair value of our U.S. share-based compensation plan, partially offset by higher costs in support of business growth. The prior year included a favourable accounting adjustment related to a deferred compensation plan of $27 million ($16 million after-tax). The prior quarter included an unfavourable impact of $29 million ($21 million after-tax) related to certain regulatory and legal matters.

Insurance net income was $194 million, down $6 million or 3% from last year, as lower claims costs in Canadian insurance products and reinsurance products were offset by lower net investment gains and no new U.K. annuity reinsurance contracts in the current quarter. Compared to the prior quarter, net income was up $15 million or 8%, driven by lower claims costs in our reinsurance products and Canadian insurance products. The prior quarter included a favourable impact from the reduction of policy acquisition cost-related liabilities of $33 million ($24 million after-tax).

Investor & Treasury Services net income was $72 million, up $32 million from last year, largely due to higher funding and liquidity trading results reflecting improved market conditions as compared to the challenging market conditions in the prior year. A full quarter of earnings reflecting our 100% ownership of RBC Investor Services (RBC IS) also contributed to the increase although lower spreads and decreased transaction volumes continued to impact our results. Compared to the prior quarter, net income was up $21 million due to higher funding and liquidity trading results and a full quarter of earnings related to RBC Investor Services, partially offset by lower custodial and securities lending fees.

Capital Markets net income was $410 million, up $285 million from the prior year, primarily reflecting higher fixed income trading results. Higher origination reflecting solid issuance activity and strong client growth in lending and increased loan syndication activity largely in the U.S. also contributed to the increase. These results were partially offset by higher PCL related to a single account and a higher effective tax rate reflecting increased earnings in the U.S. Compared to the prior quarter, net income was down $19 million or 4%, largely due to lower trading results particularly at the end of the quarter, lower loan syndication activity in the U.S. following a very strong third quarter and higher PCL as noted above. These factors were partially offset by higher equity origination volumes primarily in the U.S. and Canada.

Corporate Support net loss was $6 million, mainly due to net unfavourable tax adjustments. Net income in the prior year was $118 million, reflecting net favourable tax adjustments. In the prior quarter, net income was $323 million, largely due to the settlement of several tax matters with the CRA which resulted in the release of $128 million of tax uncertainty provisions and interest income of $72 million ($53 million after-tax) related to a refund of taxes paid. The prior quarter also included other net favourable tax adjustments.

Capital – As at October 31, 2012, Tier 1 capital ratio was 13.1% and Total capital ratio was 15.1%. Tier 1 capital was up 10 basis points from last quarter largely due to internal capital generation, partially offset by the phase-in of the transition impact of IFRS and higher risk-weighted assets reflecting growth in our wholesale credit portfolio. Our estimated pro-forma Basel III Common Equity Tier 1 ratio on a fully implemented basis was approximately 8.4%.

Credit Quality – In the fourth quarter, total PCL was $362 million, up $86 million from last year mainly due to increased provisions in our wholesale portfolio related to a single account and in our Canadian Banking business lending portfolio. Compared to the prior quarter, PCL was up $38 million due to the increased provisions noted above, offset by lower provisions in our Caribbean portfolios.

[1]	See our 2012 Annual Report for additional information.
[2]

Q3/12 results included a favourable adjustment of $125 million ($92 million after-tax) related to a change in estimate of mortgage prepayment interest. This measure is a non-GAAP measure. See Key Performance and Non-GAAP Measures section of this Earnings Release for additional information.

SELECTED FINANCIAL AND OTHER HIGHLIGHTS

Selected financial and other highlights

	As at or for the three months ended						For the year ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	October 31 2012		July 31 2012		October 31 2011		October 31 2012		October 31 2011
Continuing operations
Total revenue	$7,518		$7,756		$6,692		$29,772		$27,638
Provision for credit losses (PCL)	362		324		276		1,301		1,133
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	770		1,000		867		3,621		3,358
Non-interest expense	3,873		3,759		3,530		15,160		14,167
Net income before income taxes	2,513		2,673		2,019		9,690		8,980
Net income from continuing operations	1,911		2,240		1,609		7,590		6,970
Net loss from discontinued operations	-		-		(38)		(51)		(526)
Net income	$1,911		$2,240		$1,571		$7,539		$6,444
Segments - net income from continuing operations
Personal & Commercial Banking	$1,034		$1,102		$947		$4,088		$3,740
Wealth Management	207		156		179		763		811
Insurance	194		179		200		714		600
Investor & Treasury Services	72		51		40		85		230
Capital Markets	410		429		125		1,581		1,292
Corporate Support	(6)		323		118		359		297
Net income from continuing operations	1,911		2,240		1,609		$7,590		$6,970
Selected information
Earnings per share (EPS) - basic	$1.26		$1.49		$1.03		$4.98		$4.25
- diluted	1.25		1.47		1.02		4.93		4.19
Return on common equity (ROE) (1), (2)	18.7%		22.7%		17.1%		19.3%		18.7%
Selected information from continuing operations
EPS - basic	$1.26		$1.49		$1.06		$5.01		$4.62
- diluted	1.25		1.47		1.05		4.96		4.55
ROE (1), (2)	18.7%		22.7%		17.5%		19.5%		20.3%
PCL on impaired loans as a % of average net loans and acceptances	0.37%		0.34%		0.31%		.35%		.33%
Gross impaired loans (GIL) as a % of loans and acceptances	0.58%		0.55%		0.65%		.58%		.65%
Capital ratios and multiples (3)
Tier 1 capital ratio	13.1%		13.0%		13.3%		13.1%		13.3%
Total capital ratio	15.1%		15.0%		15.3%		15.1%		15.3%
Assets-to-capital multiple	16.7	X	16.7	X	16.1	X	16.7	X	16.1	X
Tier 1 common ratio (2)	10.5%		10.3%		10.6%		10.5%		10.6%
Selected balance sheet and other information
Total assets	$825,100		$824,394		$793,833		$825,100		$793,833
Securities	161,611		158,390		167,022		161,611		167,022
Loans (net of allowance for loan losses)	378,244		373,216		347,530		378,244		347,530
Derivative related assets	91,293		103,257		99,650		91,293		99,650
Deposits	508,219		502,804		479,102		508,219		479,102
Common equity	39,453		38,357		34,889		39,453		34,889
Average common equity (1)	38,850		37,700		34,400		37,150		32,600
Risk-weighted assets (RWA)	280,609		278,418		267,780		280,609		267,780
Assets under management (AUM)	343,000		327,800		308,700		343,000		308,700
Assets under administration (AUA) - RBC (4)	764,100		742,800		699,800		764,100		699,800
- RBCIS (5)	2,886,900		2,670,900		2,744,400		2,886,900		2,744,400
Common share information
Shares outstanding (000s) - average basic	1,444,189		1,443,457		1,437,023		1,442,167		1,430,722
- average diluted	1,469,304		1,469,513		1,465,927		1,468,287		1,471,493
- end of period	1,445,303		1,444,300		1,438,376		1,445,303		1,438,376
Dividends declared per share	$0.60		$0.57		$0.54		$2.28		$2.08
Dividend yield (6)	4.4%		4.3%		4.5%		4.5%		3.9%
Common share price (RY on TSX)	$56.94		$51.38		$48.62		$56.94		$48.62
Market capitalization (TSX)	82,296		74,208		69,934		82,296		69,934
Business information from continuing operations (number of)
Employees (full-time equivalent) (FTE)	74,377		75,139		68,480		74,377		68,480
Bank branches	1,361		1,355		1,338		1,361		1,338
Automated teller machines (ATMs)	5,065		4,948		4,626		5,065		4,626
Period average US$ equivalent of C$1.00 (7)	$1.011		$0.982		$0.992		$0.997		$1.015
Period-end US$ equivalent of C$1.00	$1.001		$0.997		$1.003		$1.001		$1.003

(1)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes ROE and Average common equity. For further details, refer to the How we measure and report our business segments section of our 2012 Annual Report.
(2)	These measures may not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions. See the How we measure and report our business segments section and the Key performance and Non-GAAP Measures section of our 2012 Annual Report and of this Earnings Release for additional information.
(3)	2011 comparative amounts were determined under Canadian GAAP.
(4)	RBC AUA includes $38.4 billion (2011 – $36.0 billion) of securitized mortgages and credit card loans.
(5)	RBC Investor Services, formerly RBC Dexia, AUA represented the total AUA of the entity, of which we had a 50% ownership interest prior to July 27, 2012.
(6)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(7)	Average amounts are calculated using month-end spot rates for the period.

BUSINESS SEGMENT RESULTS

Personal & Commercial Banking

	As at or for the three months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	October 31 2012	July 31 2012	October 31 2011
Net interest income	$2,302	$2,391	$2,176
Non-interest income	927	909	872
Total revenue	3,229	3,300	3,048
PCL	298	300	270
Non-interest expense	1,526	1,508	1,469
Net income before income taxes	1,405	1,492	1,309
Net income	$1,034	$1,102	$947

Revenue by business
Personal Financial Services	$1,680	$1,768	$1,571
Business Financial Services	742	736	708
Cards and Payment Solutions	598	589	572
Canadian Banking	3,020	3,093	2,851
Caribbean & U.S. Banking	209	207	197

Key ratios
ROE	32.8%	34.2%	26.9%
NIM (1)	2.82%	2.97%	2.84%
Selected average balance sheet information
Total assets	$340,500	$335,200	$318,400
Total earning assets (2)	325,000	319,800	304,500
Loans and acceptances (2)	323,700	318,000	303,500
Deposits	250,200	245,800	233,300
Attributed capital	12,300	12,550	13,550
Risk capital	8,450	8,700	9,750
Other information
AUA (3)	$179,200	$173,600	$165,900
AUM	3,100	2,900	2,700
Number of employees (FTE)	38,213	38,657	38,216
Credit information
Gross impaired loans as a % of average net loans and acceptances	0.56%	0.59%	0.68%
PCL on impaired loans as a % of average net loans and acceptances	0.37%	0.38%	0.35%

Canadian Banking
Total revenue	$3,020	$3,093	$2,851
PCL	269	234	234
Non-interest expense	1,357	1,330	1,303
Net income before income taxes	1,394	1,529	1,314
Net income	1,027	1,127	948
Key ratios
ROE	41.1%	43.8%	33.3%
ROE adjusted (4)	n.a.	38.9%	n.a.
NIM (1)	2.74%	2.91%	2.75%
NIM adjusted (1) (4)	n.a.	2.74%	n.a.
Efficiency ratio	44.9%	43.0%	45.7%
Efficiency ratio adjusted (4)	n.a.	44.8%	n.a.
Operating leverage	1.8%	8.0%	n.a.
Operating leverage adjusted (4)	n.a.	3.5%	n.a.
Credit information
Gross impaired loans as a % of average net loans and acceptances	0.36%	0.37%	0.43%
PCL on impaired loans as a % of average net loans and acceptances	0.34%	0.30%	0.31%

(1)	Calculated as net interest income divided by average total earning assets. For further discussion on NIM, see How we measure and report our business segments in our 2012 Annual Report.
(2)	Total earning assets and loans and acceptances include average securitized residential mortgage and credit card loans for the three months ended October 31, 2012, of $44.9 billion and $7.3 billion, respectively (July 31, 2012 – $46.1 billion and $6.1 billion; October 31, 2011 – $41.5 billion and $3.9 billion).
(3)	AUA includes securitized residential mortgage and credit card loans for the three months ended October 31, 2012, of $31.0 billion and $7.4 billion, respectively (July 31, 2012 – $31.8 billion and $6.1 billion; October 31, 2011 – $32.1 billion and $3.9 billion).
(4)	Measures for the three months ended July 31, 2012 have been adjusted for a gain from a change in estimate of mortgage prepayment interest. See the Key Performance and Non-GAAP Measures section of this Earning Release for additional information.

Q4 2012 vs. Q4 2011

Net income of $1,034 million increased $87 million or 9% compared to the prior year, driven by solid volume growth of 7% across all our Canadian businesses and a lower effective tax rate in Canada. These factors were partially offset by increased costs in support of business growth and higher PCL in Canada.

Total revenue increased $181 million or 6%, reflecting solid volume growth in our Canadian personal and business deposits, personal and business loans, as well as higher credit card transaction volumes.

PCL increased $28 million or 10%, mainly due to higher provisions in our Canadian business lending portfolio, offset by lower provisions in our Caribbean portfolio.

Non-interest expense increased $57 million or 4%, mainly due to higher costs in support of business growth and higher performance-related compensation in Canada, partially offset by our ongoing focus on cost management. In addition, the prior year included net favourable stamp tax and accounting adjustments in the Caribbean.

Q4 2012 vs. Q3 2012

Net income decreased $68 million or 6% compared to last quarter. Excluding a mortgage prepayment interest adjustment that favourably impacted our results last quarter, net income increased $24 million or 2%(1) , largely due to volume growth in Canadian Banking.

Total revenue decreased $71 million or 2%. Excluding the mortgage prepayment interest adjustment, total revenue increased $54 million or 2%(1) , reflecting continued volume growth in Canada in residential mortgages, business and personal deposits and loans and higher credit card transaction volumes.

PCL remained relatively flat compared to last quarter as lower provisions in our Caribbean portfolio were offset by higher provisions in our Canadian business lending portfolio.

Non-interest expense increased $18 million or 1%, mainly due to higher costs in support of business growth in Canada and seasonally higher domestic marketing spend partially offset by our ongoing focus on costs management.

On October 23, 2012 we announced a definitive agreement to acquire the Canadian auto finance and deposit business of Ally Financial Inc. which will add significant scale to our existing business and strengthen RBC’s position as a leader in the Canadian auto finance industry. This transaction is subject to customary closing conditions and is expected to close in the first calendar quarter of 2013.

[1]

Q3/12 Canadian Banking results included a favourable adjustment of $125 million ($92 million after-tax) related to a change in estimate of mortgage prepayment interest. This measure is a non-GAAP measure. See Key Performance and Non-GAAP Measures section of this Earnings Release for additional information.

Wealth Management

	As at or for the three months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	October 31 2012	July 31 2012	October 31 2011
Net interest income	$95	$98	$96
Non-interest income
Fee-based revenue	769	742	726
Transactional and other revenue	397	327	329
Total revenue	1,261	1,167	1,151
Non-interest expense	972	944	893
Net income before income taxes	289	223	258
Net income	$207	$156	$179
Revenue by business
Canadian Wealth Management	$463	$422	$426
U.S. & International Wealth Management	509	474	466
U.S. & International Wealth Management (US$ millions)	515	466	464
Global Asset Management	289	271	259
Key ratios
ROE	15.3%	11.3%	12.7%
Pre-tax margin (1)	22.9%	19.1%	22.4%
Selected average balance sheet information
Total assets	$20,200	$21,100	$22,300
Loans and acceptances	10,300	10,200	8,900
Deposits	29,200	29,400	28,300
Attributed capital	5,150	5,200	5,300
Risk capital	1,400	1,400	1,400
Other information
Revenue per advisor (000s) (2)	$821	$776	$764
AUA	577,800	562,200	527,200
AUM	339,600	324,500	305,700
Average AUA	568,100	562,000	526,800
Average AUM	333,100	323,800	310,600
Number of employees (FTE)	10,670	10,619	10,564
Number of advisors (3)	4,388	4,339	4,281

(1)	Pre-tax margin is defined as net income before income taxes divided by total revenue.
(2)	Represents investment advisors and financial consultants of our Canadian and U.S. full-service wealth businesses.
(3)	Represents client-facing advisors across all our wealth management businesses.

Q4 2012 vs. Q4 2011

Net income of $207 million increased $28 million or 16%, compared to the prior year, mainly due to higher average fee-based client assets and higher transaction volumes. The increase in fair value of our U.S. share-based compensation plan also contributed to the increase. The prior year results included a favourable accounting adjustment related to a deferred compensation plan of $27 million ($16 million after-tax).

Total revenue increased $110 million or 10%, mainly due to higher average fee-based client assets reflecting capital appreciation and net sales and higher transaction volumes reflecting improved market conditions. The increase in fair value of our U.S. share-based compensation plan also contributed to the increase.

Non-interest expense increased $79 million or 9%, mainly due to higher variable compensation driven by higher commission-based revenue and the increase in fair value of our U.S. share-based compensation plan. The prior year included a favourable accounting adjustment related to our deferred compensation plan as noted above.

Q4 2012 vs. Q3 2012

Net income increased $51 million or 33% from the prior quarter, mainly due to higher average fee-based client assets reflecting net sales and capital appreciation, higher transaction volumes, and the increase in fair value of our U.S. share-based compensation plan. These factors were partially offset by higher costs in support of business growth. The prior quarter included an unfavourable impact of $29 million ($21 million after-tax) related to certain regulatory and legal matters.

Insurance

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	October 31 2012	July 31 2012	October 31 2011
Non-interest income
Net earned premiums	$914	$902	$897
Investment income (1)	93	363	254
Fee income	91	58	64
Total revenue	1,098	1,323	1,215
Insurance policyholder benefits and claims (1)	631	864	720
Insurance policyholder acquisition expense	139	136	147
Non-interest expense	134	126	129
Net income before income taxes	194	197	219
Net income	$194	$179	$200

Revenue by business line
Canadian insurance	$616	$873	$757
International & Other insurance	482	450	458
Key ratios
ROE	50.7%	47.3%	40.3%
Selected average balance sheet information
Total assets	$11,900	$11,700	$10,800
Attributed capital	1,500	1,500	1,950
Risk capital	1,350	1,350	1,800
Other information
Premiums and deposits (2)	$1,215	$1,213	$1,205
Canadian insurance	597	602	605
International & Other insurance	618	611	600
Insurance claims and policy benefit liabilities	$7,921	$7,965	$7,119
Fair value changes on investments backing policyholder liabilities (1)	(35)	256	123
Embedded value (3)	5,861	5,774	5,327
AUM	300	400	300
Number of employees (FTE)	2,744	2,777	2,859

(1)	Investment income can experience volatility arising from fluctuation in the fair value of Fair Value Through Profit or Loss (FVTPL) assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as FVTPL. Consequently changes in the fair values of these assets are recorded in investment income in the consolidated statements of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims.
(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.
(3)	Embedded value is defined as the sum of value of equity held in our Insurance segment and the value of in-force business policies (existing policies). For further details, refer to the Key performance and Non-GAAP Measures section of our 2012 Annual Report.

Q4 2012 vs. Q4 2011

Net income of $194 million decreased $6 million or 3% compared to the prior year as lower claims costs in Canadian insurance products and reinsurance products were offset by lower net investment gains and no new U.K. annuity reinsurance contracts in the current quarter.

Total revenue decreased $117 million or 10%, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in policyholder benefits, claims and acquisitions expense (PBCAE). In addition, the prior year included higher net investment gains. These factors were partially offset by volume growth across most products.

PBCAE decreased $97 million or 11%, mainly due to the change in fair value of investments backing our policyholder liabilities as noted above, partially offset by higher costs commensurate with volume growth.

Non-interest expense increased $5 million or 4%, mainly due to higher costs in support of business growth, partially offset by our ongoing focus on cost management.

Q4 2012 vs. Q3 2012

Net income of $194 million increased $15 million or 8% from the prior quarter, mainly due to lower claims costs in our reinsurance and Canadian insurance products. Our prior quarter results were favourably impacted by the reduction of policy acquisition cost-related liabilities of $33 million ($24 million after-tax).

Investor & Treasury Services

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	October 31 2012	July 31 2012	October 31 2011
Net interest income	$172	$152	$163
Non-interest income	242	152	99
Total revenue	414	304	262
Non-interest expense	316	226	209
Net income before income taxes and NCI in subsidiaries	98	78	53
Net income	$72	$51	$40

Key ratios
ROE	13.0%	13.9%	12.0%
Selected average balance sheet information
Total assets	$81,400	$69,300	$77,100
Deposits	107,200	96,600	107,100
Attributed capital	2,100	1,400	1,200
Other information
Economic profit (1)	$23	$29	$14
AUA	2,886,900	2,670,900	2,744,400
Average AUA	2,840,500	2,773,000	2,827,800
Number of employees (FTE) (2)	6,084	6,062	112

(1)	Economic profit is a non-GAAP measure. See the Key performance and Non-GAAP Measures section of our 2012 Annual Report for additional information.
(2)	Effective the third quarter of 2012, we completed our acquisition of the remaining 50% of RBC Dexia (RBC Investor Services). Prior to this acquisition, FTE numbers do not include our RBC Dexia joint venture.

Q4 2012 vs. Q4 2011

Net income of $72 million increased $32 million compared to the prior year, largely due to higher funding and liquidity trading results reflecting improved market conditions as compared to the challenging market conditions last year. A full quarter representing 100% ownership of RBC Investor Services earnings also contributed to the increase, although lower spreads and decreased transaction volumes negatively impacted our results.

Total revenue increased $152 million or 58%, primarily due to a full quarter of RBC Investor Services revenue, partially offset by lower spreads, decreased foreign exchange activity and lower custodial fees. Higher funding and liquidity trading, driven by greater market liquidity and improved market conditions also contributed to the increase in revenue.

Non-interest expense increased $107 million or 51%, mainly reflecting a full quarter of RBC Investor Services costs. Higher variable compensation on improved results also contributed to the increase.

Q4 2012 vs. Q3 2012

Net income increased $21 million due to higher funding and liquidity trading results and a full quarter of RBC Investor Services earnings, partially offset by lower custodial fees, and lower securities lending as the prior quarter was favourably impacted by the European dividend season. The prior quarter was unfavourably impacted by a writedown of intangibles and costs related to the acquisition of the remaining 50% interest in RBC Dexia (RBC Investor Services) of $12 million ($11 million after-tax).

Capital Markets

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts)	October 31 2012	July 31 2012	October 31 2011
Net interest income (1)	$663	$631	$560
Non-interest income	893	982	408
Total revenue (1)	1,556	1,613	968
PCL	63	24	5
Non-interest expense	916	932	802
Net income before income taxes and NCI in subsidiaries	577	657	161
Net income	$410	$429	$125

Revenue by business
Global Markets	$842	$848	$534
Corporate and Investment Banking	687	732	548
Other	27	33	(114)

Key ratios
ROE	12.9%	14.3%	4.7%
Selected average balance sheet information
Total assets	$356,100	$362,400	$352,900
Trading securities	91,800	89,600	101,300
Loans and acceptances	51,300	49,400	38,900
Deposits	32,000	32,000	26,700
Attributed capital	12,050	11,350	8,950
Other information
Number of employees (FTE)	3,533	3,712	3,510
Credit information
Gross impaired loans as a % of average net loans and acceptances	0.76%	0.41%	0.59%
PCL on impaired loans as a % of average net loans and acceptances	0.49%	0.20%	0.05%

(1)	The taxable equivalent basis (teb) adjustment for the three months ended October 31, 2012 was $104 million (July 31, 2012 – $88 million, October 31, 2011 – $85 million). See the How we measure and report our business segments section of our 2012 Annual Report for additional information.

Q4 2012 vs. Q4 2011

Net income of $410 million increased $285 million, primarily due to higher fixed income trading results reflecting improved market conditions compared to the challenging market conditions in the prior year. Higher corporate and investment banking results primarily in the U.S. also contributed to the increase. These factors were partially offset by higher PCL and a higher effective tax rate reflecting increased earnings in the U.S. Our prior year was unfavourably impacted by a loss of $105 million ($77 million after-tax) related to a consolidated special purpose entity from which we exited all transactions during the first quarter of 2012.

Total revenue of $1,556 million increased $588 million from the prior year, largely due to higher fixed income trading reflecting increased client activity, greater market liquidity and tightening credit spreads compared to the prior year. Higher equity and debt origination reflecting solid issuance activity, strong client growth in lending and increased loan syndication activity, mainly in the U.S. also contributed to the increase.

PCL of $63 million increased $58 million from the prior year, largely reflecting a provision taken this quarter for a single account.

Non-interest expense of $916 million increased $114 million or 14% from the prior year, largely due to higher variable compensation reflecting improved results and higher costs in support of business growth partially offset by our cost management initiatives.

Q4 2012 vs. Q3 2012

Net income of $410 million decreased $19 million or 4% from the prior quarter, mainly due to lower trading results particularly at the end of the quarter reflecting increased market uncertainty due to Hurricane Sandy and the U.S. presidential election, lower loan syndication activity primarily in the U.S. as compared to the robust activity in the prior quarter, and higher PCL related to a single account as noted above. These factors were partially offset by higher equity origination, primarily in the U.S. and Canada.

Corporate Support

	As at or for the three months ended
(Millions of Canadian dollars)	October 31 2012	July 31 2012	October 31 2011
Net interest (loss) income (1)	$(57)	$17	$(38)
Non-interest income	17	32	86
Total (loss) revenue (1)	(40)	49	48
PCL	1	-	1
Non-interest expense	9	23	28
Income taxes (recoveries)	(44)	(297)	(99)
Net income (loss) (2)	$(6)	$323	$118

(1)	Teb adjusted
(2)	Net income (loss) reflects income attributable to both shareholders and non-controlling interest (NCI). Net income attributable for NCI for the three months ended October 31, 2012 was $23 million (July 31, 2012 – $24 million; October 31, 2011 – $25 million).

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a comparative period analysis is not relevant. The following identifies the material items affecting the reported results in each period.

Net interest income (loss) and income taxes (recoveries) in each quarter in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount deducted from net interest income (loss) was offset by an equivalent increase in income taxes (recoveries). The teb amount for the three months ended October 31, 2012 was $104 million as compared to $88 million in the prior quarter and $85 million in the prior year. For further discussion, refer to the How we measure and report our business segments section of our 2012 Annual Report.

In addition to the teb impacts noted above, the following paragraphs identify the other material items affecting the reported results in each quarter.

Q4 2012

Net loss was $6 million mainly due to net unfavourable tax adjustments and a loss attributed to an equity accounted for investment. These factors were largely offset by asset/liability management activities.

Q3 2012

Net income was $323 million largely due to the previously announced settlement of several tax matters with the CRA which resulted in the release of $128 million of tax uncertainty provisions and interest income of $72 million ($53 million after-tax) related to a refund of taxes paid. Our results benefitted from other net favourable tax adjustments and asset/liability management activities.

Q4 2011

Net income was $118 million mainly due to net favourable tax adjustments, partially offset by a loss attributed to an equity accounted for investment.

KEY PERFORMANCE AND NON-GAAP MEASURES

Additional information about these and other key performance and non-GAAP measures can be found under the Key performance and Non-GAAP Measures section of our 2012 Annual Report.

Return on Equity

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income and return on equity (ROE). The following table provides a summary of our ROE calculations:

Calculation of Return on equity

	For the three months ended							For the year ended
.	October 31 2012							October 31 2012
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total
Net income available to common shareholders from continuing operations	$1,013	$198	$191	$67	$390	$(36)	$1,823	$7,235

Net income available to common shareholders from discontinued operations	-	-	-	-	-	-	-	(51)

Net income available to common shareholders	1,013	198	191	67	390	(36)	1,823	7,184
Average common equity from continuing operations (1), (2)	$12,300	$5,150	$1,500	$2,100	$12,050	$5,750	$38,850	$36,750
Average common equity from discontinued operations (1)	-	-	-	-	-	-	-	400
Total average common equity	$12,300	$5,150	$1,500	$2,100	$12,050	$5,750	$38,850	$37,150
ROE from continuing operations	32.8%	15.3%	50.7%	13.0%	12.9%	n.m.	18.7%	19.5%
ROE							18.7%	19.3%

(1)	Average common equity represent rounded figures. ROE is based on actual balances before rounding.
(2)	The amounts for the segments are referred to as attributed capital or economic capital.
n.m	not meaningful

Non-GAAP measures

Given the nature and purpose of our management reporting framework, we use and report certain non-GAAP financial measures, which are not defined nor do they have a standardized meaning under GAAP and may not be comparable with similar information disclosed by other financial institutions. We believe these measures provide readers with a better understanding of our performance and should enhance the comparability of our comparative periods.

Non-GAAP measures - Consolidated Results

	For the three months ended
		July 31, 2012 Items excluded
(Millions of Canadian dollars, except per share and percentage amounts)	As reported	Tax settlement (1)	Mortgage prepayment interest (2)	Loss related to the acquisition of RBC Dexia (3)	Sub-total	Results and measures excluding items
Net income	$2,240	$(181)	$(92)	$11	$(262)	$1,978
Average number of diluted common shares (thousands)	1,469,513					1,469,513
Diluted earnings per share (in dollars)	$1.47	$(.12)	$(.06)	$-	$(.18)	$1.29
Diluted earnings per share from continuing operations (in dollars)	1.47	(.12)	(.06)	-	(.18)	$1.29
Average common equity	$37,700					$37,700
ROE from continuing operations (4)	22.7%					19.9%

(1)	The release of tax uncertainty provisions and interest income relates to the previously announced settlement of several tax matters with the CRA. For further details, refer to the Financial performance – Results from continuing operations of our 2012 Annual Report.
(2)	Relates to a change in estimate of mortgage prepayment interest. See the Accounting and control matters section of our 2012 Annual Report.
(3)	Comprised of a writedown of other intangibles of $7 million (before- and after-tax) and other costs of $5 million ($4 million after-tax).
(4)	Based on actual balances before rounding.

Non-GAAP measures - Canadian Banking

	For the three months ended
	July 31, 2012
(Millions of Canadian dollars)	As reported	Mortgage prepayment interest Adjustments (1)	Adjusted
Net interest income	$2,248	$(125)	$2,123
Non-interest income	845	-	845
Total revenue	3,093	(125)	2,968
Revenue for Personal Financial Services	1,768	(125)	1,643
Net income before taxes	1,529	(125)	1,404
Net income	$1,127	$(92)	$1,035
Selected average balances and other information
Net income available to common shareholders	$1,110	$(92)	$1,018
Average common equity	10,050	-	10,050
ROE	43.8%		38.9%
Net interest income	$2,248	$(125)	$2,123
Average total earning assets	307,900	-	307,900
NIM	2.91%		2.74%
Non-interest expense	$1,330	$-	$1,330
Total revenue	3,093	(125)	2,968
Efficiency ratio	43.0%		44.8%
Revenue growth rate	10.5%		6.0%
Non-interest expense growth rate	2.5%		2.5%
Operating leverage	8.0%		3.5%

(1)	Relates to a change in estimate of mortgage prepayment interest. For further details, see the Accounting and control matters section of our 2012 Annual Report.

Consolidated Balance Sheets

(Millions of Canadian dollars)	October 31 2012 (1)	July 31 2012 (2)	October 31 2011 (1)

Assets

Cash and due from banks	$12,617	$10,586	$12,428

Interest-bearing deposits with banks	10,255	11,386	6,460

Securities
Trading	120,783	117,050	128,128
Available-for-sale	40,828	41,340	38,894
	161,611	158,390	167,022
Assets purchased under reverse repurchase agreements and securities borrowed	112,257	107,841	84,947

Loans
Retail	301,185	297,637	284,745
Wholesale	79,056	77,516	64,752
	380,241	375,153	349,497
Allowance for loan losses	(1,997)	(1,937)	(1,967)
	378,244	373,216	347,530

Investments for account of segregated fund holders	383	357	320

Other
Customers’ liability under acceptances	9,385	9,115	7,689
Derivatives	91,293	103,257	99,650
Premises and equipment, net	2,691	2,672	2,490
Goodwill	7,485	7,466	7,610
Other intangibles	2,686	2,649	2,115
Assets of discontinued operations	-	-	27,152
Investments in associates	125	163	142
Prepaid pension benefit cost	1,049	984	311
Other assets	35,019	36,312	27,967
	149,733	162,618	175,126
Total assets	$825,100	$824,394	$793,833

Liabilities

Deposits
Personal	$179,502	$176,698	$166,030
Business and government	312,882	308,261	297,511
Bank	15,835	17,845	15,561
	508,219	502,804	479,102
Insurance and investment contracts for account of segregated fund holders	383	357	320
Other
Acceptances	9,385	9,115	7,689
Obligations related to securities sold short	40,756	43,562	44,284
Obligations related to assets sold under repurchase agreements and securities loaned	64,032	55,908	42,735
Derivatives	96,761	108,819	100,522
Insurance claims and policy benefit liabilities	7,921	7,965	7,119
Liabilities of discontinued operations	-	-	20,076
Accrued pension and other post-employment benefit expense	1,729	1,631	1,639
Other liabilities	41,371	40,762	39,241
	261,955	267,762	263,305
Subordinated debentures	7,615	7,646	8,749
Trust capital securities	900	900	894
Total liabilities	$779,072	$779,469	$752,370

Equity attributable to shareholders
Preferred shares	$4,813	$4,813	$4,813
Common shares (shares issued - 1,445,302,600, 1,444,300,306 and 1,438,376,317)	14,323	14,279	14,010
Treasury shares - preferred (shares held - (41,632), 63,195 and 6,341)	1	(2)	-
- common (shares held - (543,276), (261,419) and (146,075))	30	13	8
Retained earnings	24,270	23,310	20,381
Other components of equity	830	755	490
	44,267	43,168	39,702
Non-controlling interests	1,761	1,757	1,761
Total equity	$46,028	$44,925	$41,463
Total liabilities and equity	$825,100	$824,394	$793,833

(1)	Derived from audited financial statements.
(2)	Derived from unaudited financial statements.

Consolidated Statements of Income

	For the three-months ended			For the year ended
(Millions of Canadian dollars, except per share amounts)	October 31 2012 (2)	July 31 2012 (2)	October 31 2011 (2)	October 31 2012 (1)	October 31 2011 (1)

Interest income
Loans	$4,026	$4,170	$3,874	$15,972	$15,236
Securities	913	946	1,124	3,874	4,750
Assets purchased under reverse repurchase agreements and securities borrowed	249	249	200	945	736
Deposits	14	14	18	61	91

	5,202	5,379	5,216	20,852	20,813

Interest expense
Deposits	1,468	1,502	1,527	6,017	6,334
Other liabilities	475	505	635	1,977	2,723
Subordinated debentures	84	83	97	360	399
	2,027	2,090	2,259	8,354	9,456
Net interest income	3,175	3,289	2,957	12,498	11,357

Non-interest income
Insurance premiums, investment and fee income	1,098	1,323	1,214	4,897	4,474
Trading revenue	258	295	(219)	1,298	655
Investment management and custodial fees	566	515	497	2,074	1,999
Mutual fund revenue	569	514	505	2,088	1,975
Securities brokerage commissions	330	292	331	1,213	1,331
Service charges	362	347	343	1,376	1,323
Underwriting and other advisory fees	375	379	277	1,434	1,485
Foreign exchange revenue, other than trading	203	129	181	655	684
Card service revenue	234	243	221	920	882
Credit fees	220	267	173	848	707
Net gain (loss) on available-for-sale securities	80	42	(2)	120	104
Share of (loss) profit in associates	(1)	9	(12)	24	(7)
Securitization revenue	-	-	(1)	(1)	-
Other	49	112	227	328	669
Non-interest income	4,343	4,467	3,735	17,274	16,281
Total revenue	7,518	7,756	6,692	29,772	27,638
Provision for credit losses	362	324	276	1,301	1,133
Insurance policyholder benefits, claims and acquisition expense	770	1,000	867	3,621	3,358

Non-interest expense
Human resources	2,332	2,313	2,032	9,287	8,661
Equipment	293	271	264	1,083	1,010
Occupancy	288	281	268	1,107	1,026
Communications	209	193	203	764	746
Professional fees	216	167	213	695	692
Outsourced item processing	55	64	64	254	266
Amortization of other intangibles	142	130	126	528	481
Impairment of goodwill and other intangibles	-	7	-	168	-
Other	338	333	360	1,274	1,285
	3,873	3,759	3,530	15,160	14,167

Income before income taxes from continuing operations	2,513	2,673	2,019	9,690	8,980
Income taxes	602	433	410	2,100	2,010

Net income from continuing operations	1,911	2,240	1,609	7,590	6,970
Net loss from discontinued operations	-	-	(38)	(51)	(526)
Net income	$1,911	$2,240	$1,571	$7,539	$6,444

Net income attributable to:
Shareholders	$1,888	$2,216	$1,546	$7,442	$6,343
Non-controlling interests	23	24	25	97	101
	$1,911	$2,240	$1,571	$7,539	$6,444
Basic earnings per share (in dollars)	$1.26	$1.49	$1.03	$4.98	$4.25
Basic earnings per share from continuing operations (in dollars)	1.26	1.49	1.06	5.01	4.62
Basic loss per share from discontinued operations (in dollars)	-	-	(.03)	(.03)	(.37)
Diluted earnings per share (in dollars)	1.25	1.47	1.02	4.93	4.19
Diluted earnings per share from continuing operations (in dollars)	1.25	1.47	1.05	4.96	4.55
Diluted loss per share from discontinued operations (in dollars)	-	-	(.03)	(.03)	(.36)
Dividends per common share (in dollars)	.60	.57	.54	2.28	2.08

(1)	Derived from audited financial statements.
(2)	Derived from unaudited financial statements.

Consolidated Statements of Comprehensive Income

	For the three-months ended			For the year ended
(Millions of Canadian dollars)	October 31 2012 (2)	July 31 2012 (2)	October 31 2011 (2)	October 31 2012 (1)	October 31 2011 (1)
Net income	$1,911	$2,240	$1,571	$7,539	$6,444
Other comprehensive income (loss), net of taxes
Net change in unrealized gains (losses) on available-for-sale securities
Net unrealized gains (losses) on available-for-sale securities	83	121	(52)	193	(30)
Reclassification of net (gains) losses on available-for-sale securities to income	(32)	(12)	(2)	(33)	13
	51	109	(54)	160	(17)
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	144	244	1,132	113	(625)
Net foreign currency translation (losses) gains from hedging activities	(89)	(124)	(647)	-	717
Reclassification of losses (gains) on foreign currency translation to income	-	11	(1)	11	(1)
	55	131	484	124	91
Net change in cash flow hedges
Net (losses) gains on derivatives designated as cash flow hedges	(20)	49	142	32	298
Reclassification of (gains) losses on derivatives designated as cash flow hedges to income	(11)	9	47	25	132
	(31)	58	189	57	430
Total other comprehensive income, net of taxes	75	298	619	341	504
Total comprehensive income	$1,986	$2,538	$2,190	$7,880	$6,948
Total comprehensive income attributable to:
Shareholders	$1,963	$2,514	$2,164	$7,782	$6,847
Non-controlling interests	23	24	26	98	101
	$1,986	$2,538	$2,190	$7,880	$6,948

(1)	Derived from audited financial statements.
(2)	Derived from unaudited financial statements.

Consolidated Statements of Changes in Equity

						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares - preferred	Treasury shares - common	Retained earnings	Available- for-sale securities	Foreign currency translation	Cash flow hedges	Equity attributable to Shareholders	Non- controlling interests	Total equity
Balance at November 1, 2010(1)	$4,813	$13,378	$(2)	$(81)	$17,287	$277	$(20)	$(271)	$35,381	$2,094	$37,475
Changes in equity
Issues of share capital	-	632	-	-	-	-	-	-	632	-	632
Sales of treasury shares	-	-	97	6,074	-	-	-	-	6,171	-	6,171
Purchases of treasury shares	-	-	(95)	(5,985)	-	-	-	-	(6,080)	(324)	(6,404)
Share-based compensation awards	-	-	-	-	(33)	-	-	-	(33)	-	(33)
Dividends	-	-	-	-	(3,237)	-	-	-	(3,237)	(93)	(3,330)
Other	-	-	-	-	21	-	-	-	21	(14)	7
Net income	-	-	-	-	6,343	-	-	-	6,343	101	6,444
Other components of equity
Net change in unrealized gains (losses) on available-for-sale securities	-	-	-	-	-	(18)	-	-	(18)	(2)	(20)
Foreign currency translation adjustments	-	-	-	-	-	-	91	-	91	(1)	90
Net change in cash flow hedges	-	-	-	-	-	-	-	431	431	-	431
Balance at October 31, 2011(1)	$4,813	$14,010	$-	$8	$20,381	$259	$71	$160	$39,702	$1,761	$41,463
Changes in equity
Issues of share capital	-	313	-	-	-	-	-	-	313	-	313
Sales of treasury shares	-	-	98	5,186	-	-	-	-	5,284	-	5,284
Purchases of treasury shares	-	-	(97)	(5,164)	-	-	-	-	(5,261)	-	(5,261)
Share-based compensation awards	-	-	-	-	(1)	-	-	-	(1)	-	(1)
Dividends	-	-	-	-	(3,549)	-	-	-	(3,549)	(92)	(3,641)
Other	-	-	-	-	(3)	-	-	-	(3)	(6)	(9)
Net income	-	-	-	-	7,442	-	-	-	7,442	97	7,539
Other components of equity
Net change in unrealized gains (losses) on available-for-sale securities	-	-	-	-	-	160	-	-	160	1	161
Foreign currency translation adjustments	-	-	-	-	-	-	124	-	124	-	124
Net change in cash flow hedges	-	-	-	-	-	-	-	56	56	-	56
Balance at October 31, 2012(1)	$4,813	$14,323	$1	$30	$24,270	$419	$195	$216	$44,267	$1,761	$46,028

(1)	Derived from audited financial statements.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Q4 2012 Earnings Release, in other filings with Canadian regulators or the United Stated Securitized and Exchange Commission (SEC), in reports to shareholders and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, the economic, market and regulatory review and outlook for Canadian, U.S., European and global economies, the outlook and priorities for each of our business segments, and the risk environment including our liquidity and funding management. The forward-looking information contained in this document is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our financial performance objectives, vision, strategic goals and financial performance objectives, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, operational, legal and regulatory compliance, insurance, reputation and strategic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2012 Annual Report; the impact of changes in laws and regulations, including relating to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, over-the-counter derivatives reform, the payments system in Canada, consumer protection measures and regulatory reforms in the U.K. and Europe; general business and economic market conditions in Canada, the United States and certain other countries in which we operate, including the effects of the European sovereign debt crisis, and the high levels of Canadian household debt; cybersecurity; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; our ability to attract and retain employees; the accuracy and completeness of information concerning our clients and counterparties; judicial or regulatory judgments and legal proceedings; development and integration of our distribution networks; and the impact of environmental issues.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward-looking statements contained in this Q4 2012 Earnings Release are set out in the Overview and Outlook section and for each business segment under the heading Outlook and priorities in our 2012 Annual Report. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2012 Annual Report.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this Q4 2012 Earnings Release, quarterly results slides, Supplementary Financial Information and our 2012 Annual Report, 2012 Annual Information Form (AIF) and Annual Report on Form 40-F (Form 40-F) on our website at rbc.com/investorrelations. Shareholders may request a hard copy of our 2012 Annual Report, AIF and Form 40-F free of charge by contacting Investor Relations at (416) 955-7802. Our Form 40-F will be filed with the SEC.

Quarterly conference call and webcast presentation

Our conference call is scheduled for Thursday, November 29, 2012 at 8:00 a.m. (EDT) and will feature a presentation about our fourth quarter and 2012 results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-340-2217 or 1-866-696-5910, passcode 1853457#). Please call between 7:50 a.m. and 7:55 a.m. (EDT).

Management’s comments on results will be posted on our website shortly following the call. Also, a recording will be available by 5:00 p.m. (EDT) on November 29, 2012 until February 27, 2013 at:

www.rbc.com/investorrelations/ir_quarterly.html or by telephone (905-694-9451 or 1-800-408-3053, passcode 3629188#).

Media Relations Contact

Tanis Feasby, Director, Financial Communications, tanis.feasby@rbc.com, 416-955-5172 or 1-888-880-2173 (toll-free outside Toronto)

Rina Cortese, Media Relations, rina.cortese@rbc.com, 416-974-5506 or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Amy Cairncross, VP & Head, Investor Relations, amy.cairncross@rbc.com, 416-955-7803

Karen McCarthy, Director, Investor Relations, karen.mccarthy@rbc.com, 416-955-7809

Lynda Gauthier, Director, Investor Relations, lynda.gauthier@rbc.com, 416-955-7808

Robert Colangelo, Associate Director, Investor Relations, robert.colangelo@rbc.com, 416-955-2049

ABOUT RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, investor services and wholesale banking on a global basis. We employ approximately 80,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 49 other countries. For more information, please visit rbc.com.

Trademarks used in this earnings release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC and RBC INVESTOR SERVICES which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this report, which are not the property of Royal Bank of Canada, are owned by their respective holders. Prior to the acquisition, RBC Dexia IS and affiliated Dexia companies were licensed users of the RBC trademark.